                                                                   Exhibit 9a(7)


LOGO

                                                                October 29, 1997

Dear Stockholder:

  NutraMax Products, Inc. is offering to purchase up to 450,000 shares of its common stock at a price not greater than $12.75 nor less than $11.00 per share. The Company is conducting the Offer through a procedure commonly referred to as a "Dutch Auction." This procedure allows you to select the purchase price within the specified price range at which you are willing to sell all or a portion of your shares to the Company without incurring brokerage commissions.

  The Offer is being undertaken to provide added market liquidity for stockholders who wish to sell their shares as a result of the Company's recent announcement regarding fourth quarter performance. The Offer is being financed by sales of the Company's common stock, at the same price per share as the purchase price paid to stockholders of the Company in the Offer, to Cape Ann Investors, L.L.C., the Company's largest stockholder, Bernard J. Korman, the Chairman of the Board of Directors of the Company, Donald M. Gleklen, a member of the Board of Directors of the Company, and myself.

  The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. Neither the Company nor its Board of Directors is making any recommendation to any stockholder whether to tender or refrain from tendering all or any of the shares of common stock held by such stockholder. Each stockholder should make his or her own decision as to whether to tender shares and, if so, how many shares and the price or prices at which such shares should be tendered.

  Please note that the offer is scheduled to expire at 12:00 Midnight, Boston, Massachusetts time, on November 28, 1997, unless extended by the Company. Questions regarding the Offer should not be directed to the Company but should instead be directed to D.F. King & Co., Inc., the Information Agent, at (800) 488-8075.

                                    Sincerely,

                                    /s/ Donald E. Lepone,

                                    Donald E. Lepone,
                                    President and Chief Executive Officer